ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell

Direct Dial: 202-239-3685

E-mail: mitra.surrell@alston.com

November 25, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Alison White

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A, filed on September 23, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on November 24, 2014, relating to Post-Effective Amendment No. 174 to the Trust’s Registration Statement on Form N-1A filed on September 23, 2014 regarding the Longboard Long/Short Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Related Performance Information of the Adviser

Comment #1

 Consider first discussing that the composite reflects all substantially similar managed accounts and then describe the single private account.

Response #1

We have made the requested change and revised the disclosure as follows in response to your comment:

The Longboard Long/Short Composite described below reflects all substantially similar managed accounts managed by the Adviser. The Fund is modeled after a private account similarly managed by the Adviser (the “Separate Account”) and also managed by the Fund’s portfolio managers, Eric Crittenden, Cole Wilcox and Jason Klatt.  The Fund has substantially the same investment objective, policies, restrictions and strategies as the Separate Account.  This section presents past performance information for the Longboard Long/Short Composite which includes all private accounts or funds managed by the Adviser with objectives, policies and strategies that are substantially similar to the Fund.  The Longboard Long/Short Composite is not a mutual fund, but rather is a composite of all of the private accounts  or funds (specifically, the Separate Account) managed by the Adviser that have investment objectives, policies and strategies that are substantially similar to those of the Fund.

Comment #2

In the third sentence of the first paragraph, you state “The Fund has substantially the same investment objective, policies, and restrictions as the Separate Account.”  Please add the word strategies.

Response #2

We have revised the disclosure in response to your comment. Please see our response to Comment #1 above.

Comment #3

In the fourth sentence of the first paragraph, you state “This section presents past performance information for the Longboard Long/Short Composite which includes all private accounts managed by the Adviser with objectives, policies and strategies that are substantially similar to the Fund.”  Please add “or funds” to the sentence.

Response #3

We have revised the disclosure in response to your comment. Please see our response to Comment #1 above.

Comment #4

In the last sentence of the first paragraph, you state “The Longboard Long/Short Composite is not a mutual fund, but rather is a composite of all of the private accounts (specifically, the Separate Account) managed by the Adviser that have investment objectives, policies and strategies that are substantially similar to those of the Fund.”  Please add “or funds” to the sentence.

Response #4

We have revised the disclosure in response to your comment, please see our response to Comment #1 above.

***

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell